				Exhibit 12.1
Kansas City Southern

Computation of Ratio of Earnings to Fixed Charges
Dollars in millions

	2014 (ii)	2013	2012(iii)	2011(iv)	2010
Earnings:
Pretax income from continuing operations, excluding equity in earnings of unconsolidated affiliates (i)	$692.0	$532.8	$597.1	$436.8	$269.5
Interest expense	72.8	80.6	100.4	129.1	158.1
Portion of rents representative of an appropriate interest factor	25.4	35.5	36.2	40.2	42.3
Distributed income of equity investments	25.5	12.5	19.8	18.1	19.5
Pretax income as adjusted	$815.7	$661.4	$753.5	$624.2	$489.4

Fixed Charges:
Interest expense	$72.8	$80.6	$100.4	$129.1	$158.1
Capitalized interest	0.9	1.1	0.9	1.0	1.3
Portion of rents representative of an appropriate interest factor	25.4	35.5	36.2	40.2	42.3
Fixed charges before preference dividends	99.1	117.2	137.5	170.3	201.7
Preference security dividend as defined by Item 503(d)(B) of Regulation S-K	0.3	0.3	0.3	2.2	17.7
Total fixed charges	$99.4	$117.5	$137.8	$172.5	$219.4

Ratio of earnings to fixed charges and preference dividends	8.2	5.6	5.5	3.6	2.2

Ratio of earnings to fixed charges	8.2	5.6	5.5	3.7	2.4
Note: Excludes amortization of capitalized interest due to immateriality.
(i) During 2014, 2013, 2012, 2011 and 2010, the Company recognized pre-tax debt retirement costs of $6.6 million, $119.2 million, $20.1 million, $38.7 million and $68.3 million, respectively, related to debt restructuring activities that occurred during the periods.
(ii) During 2014, the Company recognized pre-tax lease termination costs of $38.3 million, due to the early termination of certain operating leases and the related purchase of equipment.
(iii) During 2012, the Company recognized a pre-tax gain of $43.0 million within operating expenses for the elimination of deferred statutory profit sharing liability, net as a result of the organizational restructuring during the period.
(iv) During 2011, the Company recognized a pre-tax gain of $25.6 million within operating expenses for insurance recoveries related to hurricane damage.